Exhibit A

Press Release
Ceragon Deploys LTE Backhaul Network for Major APAC Mobile Operator– July 10, 2013

Ceragon Continues to Deploy LTE Backhaul Network for
Major APAC Mobile Operator

Ceragon’s Solutions and Professional Turnkey Services Bring APAC Network into
Service Quickly

Paramus, New Jersey, July 10, 2013 – Ceragon Networks Ltd., (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that a large Asia Pacific (APAC) mobile operator is deploying Ceragon’s solutions as part of its LTE network upgrade.  Adding to its large existing install base, these new orders, valued at over $3.5 million, will enable the operator to expand both network capacity and availability thereby providing the necessary infrastructure to support current and future data traffic needs.  Ceragon is also supplying a range of professional turnkey services including planning, network design and project management to ensure fast time to market for the operator and fast time to service for its customers.

According to an Ernst & Young report on Mobile Broadband Readiness, APAC is experiencing exponential growth of data volumes largely due to the popularity of smartphones and tablets, and by 2016 the region is expected to account for one-third of the total global mobile data traffic.  This surge in data traffic is placing enormous pressure on the already limited network capacity and operators are increasingly rolling out 4G/LTE networks as one of their strategies to relieve network strain.

“Ceragon’s microwave backhaul solutions offer operators in the APAC region a quantum leap in capacity for their 3G and 4G network rollouts without sacrificing profitability,” said Ira Palti, Ceragon Network’s President and CEO. “Our solutions are easy to install, highly reliable, and ensure high service availability. This translates to a faster ROI for operators especially when supported by the knowledge and understanding of our locally-based professional services teams.”

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Press Release
Ceragon Deploys LTE Backhaul Network for Major APAC Mobile Operator– July 10, 2013

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries.  Other names mentioned are owned by their respective holders.

Media Contact:	Media Contact:	Company & Investor Contact:
Justine Schneider	Abigail Levy-Gurwitz	Yoel Knoll
Calysto Communications	Ceragon Networks	Ceragon Networks
Tel: +1-(404)-266-2060 x507	Tel: +1-(201)-853-0271	Tel. +1-(201)-853-0228
jschneider@calysto.com	abigaill@ceragon.com	yoelk@ceragon.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, risks associated with unexpected changes in customer demand, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Ceragon’s website at www.ceragon.com